Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
KEMET Electronics Corporation:

We consent to the incorporation by reference in the registration statement (no. 33-60092) on Form S-8 of KEMET Corporation of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of the KEMET Employees’ Savings Plan as of December 31, 2007 and March 30, 2007, and the related statements of changes in net assets available for benefits for the nine months ended December 31, 2007 and the year ended March 30, 2007, and the related supplemental schedule of assets (held at year end) as of December 31, 2007, which report appears in the December 31, 2007 transition report on Form 11-K of the KEMET Employees’ Savings Plan.

/s/ KPMG LLP
KPMG LLP
Greenville, South Carolina
June 27, 2008